Exhibit 4.83

Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral.

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Paulimar Batista Alvarenga, as the natural individual interested in entering into a rural partnership with Brasilagro Companhia Brasileira de Propriedades Agrícolas economic group, and Imobiliária Cajueiro Ltda., as owner of the land.

Purpose: Granting of the possession, for seventeen months, of a total area equivalent to 1,842.16 arable hectares of Fazenda Chaparral on behalf of Mr. Paulimar Batista Alvarenga for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Mr. Paulimar Batista Alvarenga shall be entitled to approximately 87% of the earnings therefrom (pre-fixed at an average of 7 bags of soybean per hectare, and Brasilagro Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remaining 13% of the earnings therefrom.